UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: April 6, 2011 to May 10, 2011

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES
EXHIBIT INDEX

EX 99.1: Total continues its development in solar energy, France
EX 99.2: Planete-energies.com website gets makeover, France
EX 99.3: SunPower and Total Partner to Create a New Global Leader in the Solar Industry, France and United States
EX 99.4: First quarter 2011 results, France
EX 99.5: Third oil discovery on deep offshore Block 17/06, Angola

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: May 12, 2011	By:	/s/ Jérôme Schmitt

Name: Jérôme SCHMITT

Title: Treasurer

EXHIBIT INDEX

EXHIBIT 99.1:	France: Total continues its development in solar energy (April 14, 2011)
EXHIBIT 99.2:	France: Planete-energies.com website gets makeover (April 27, 2011)
EXHIBIT 99.3:	France / United States: SunPower and Total Partner to Create a New Global Leader in the Solar Industry (April 28, 2011)
EXHIBIT 99.4:	France: First quarter 2011 results (April 29, 2011)
EXHIBIT 99.5:	Angola: Third oil discovery on deep offshore Block 17/06 (May 6, 2011)